

INTERIM MANAGEMENT'S DISCUSSION AND ANALYSIS

July 29, 2008

Management's Discussion and Analysis (MD&A)
(July 29, 2008)

This discussion and analysis should be read in conjunction with the unaudited Interim Consolidated Financial Statements of Talisman Energy Inc. ("Talisman" or the "Company") as at and for the three and six month periods ended June 30, 2008 and 2007, the December 31, 2007 MD&A and audited Consolidated Financial Statements and the MD&A and unaudited Interim Consolidated Financial Statements as at and for the three month periods ended March 31, 2008 and 2007. All comparisons are between the quarters ended June 30, 2008 and 2007, unless stated otherwise. All amounts are in Canadian dollars unless otherwise indicated.

Second Quarter Results Summary

- Cash provided by operating activities was $1.5 billion, up 54% from a year earlier, mainly due to higher oil and gas prices.
- Net income was $426 million, down 23% from a year earlier, largely due to gains on asset sales in 2007, increased charges for stock based compensation and mark-to-market losses on held-for-trading financial instruments during the quarter.
- Net income from continuing operations was $305 million, up 2% compared to the second quarter in 2007 due mainly to higher oil and gas prices, partially offset by a loss on held-for-trading financial instruments of $530 million and stock-based compensation expense of $270 million.
- Production averaged 432,000 boe/d, 4% below the second quarter of 2007 mainly due to the sale of non-core assets, but was 3% above the previous quarter.
- Production from continuing operations averaged 425,000 boe/d, 3% above the same quarter last year and 3% higher than the previous quarter.
- Netbacks were up 63% from a year earlier, reaching $61.33/boe.
- Long-term debt, net of cash, was $3.6 billion at the end of the quarter, down from $4.3 billion at December 31, 2007.
- The Company announced a new strategy in May. The four point action plan is to exit non strategic areas, grow the existing asset base, pursue new growth opportunities including unconventional plays in North America and to optimize global exploration. The Company has made significant progress in the intervening two months, notably in its unconventional oil and natural gas programs in North America.
- First gas from Northern Fields in PM-3 CAA in Malaysia/Vietnam was achieved in July as planned.
- Talisman closed the sale of non-strategic assets in Denmark and Canada in the second quarter.

	Three months ended			Six months ended		
June 30,	**2008**	2007		**2008**	2007
Financial (millions of C$ unless otherwise stated)					
Net income from continuing operations	**305**	298		**764**	503
Net income from discontinued operations	**121**	252		**128**	567
Net income	**426**	550		**892**	1,070
C$ per common share					
Net income – Basic	**0.42**	0.53		**0.88**	1.02
– Diluted	**0.41**	0.52		**0.86**	1.00
Net income from continuing operations					
– Basic	**0.30**	0.29		**0.75**	0.48
– Diluted	**0.29**	0.28		**0.73**	0.47
Production (daily average)					
Oil and liquids (bbls/d)	**215,851**	228,782		**214,336**	231,763
Natural gas (mmcf/d)	**1,252**	1,096		**1,220**	1,121
Continuing operations (mboe/d)	**425**	411		**418**	419
Discontinued operations (mboe/d)	**7**	39		**8**	41
Total mboe/d (6 mcf = 1 boe)	**432**	450		**426**	460

Daily Average Production, Before Royalties

	Three months ended			Six months ended		
		2008 vs 2007			**2008 vs 2007**	
June 30,	**2008**	**(%)**	2007	**2008**	**(%)**	2007
Continuing operations						
Oil and liquids (bbls/d)						
North America	**40,311**	**2**	39,328	**40,200**	**-**	40,310
UK	**89,970**	**(7)**	97,047	**86,160**	**(10)**	95,361
Scandinavia	**29,709**	**9**	27,287	**30,451**	**8**	28,120
Southeast Asia	**35,847**	**(18)**	43,962	**36,537**	**(22)**	46,740
Other	**20,014**	**(5)**	21,158	**20,988**	**(1)**	21,232
	215,851	**(6)**	228,782	**214,336**	**(8)**	231,763
Natural gas (mmcf/d)						
North America	**864**	**13**	763	**842**	**6**	792
UK	**38**	**(3)**	39	**37**	**(10)**	41
Scandinavia	**20**	**43**	14	**20**	**43**	14
Southeast Asia	**330**	**18**	280	**321**	**17**	274
	1,252	**14**	1,096	**1,220**	**9**	1,121
Continuing operations (mboe/d)	**425**	**3**	411	**418**	**-**	419
Discontinued operations						
North America						
- oil and liquids (bbls/d)	**-**	**(100)**	5,309	**-**	**(100)**	5,690
- natural gas (mmcf/d)	**24**	**(75)**	97	**26**	**(74)**	99
UK						
- oil and liquids (bbls/d)	**739**	**(91)**	8,614	**1,201**	**(86)**	8,354
- natural gas (mmcf/d)[1]	**-**	**(100)**	38	**-**	**(100)**	50
Scandinavia						
- oil and liquids (bbls/d)	**2,717**	**3**	2,644	**2,429**	**(13)**	2,796
Discontinued operations (mboe/d)	**7**	**(82)**	39	**8**	**(80)**	41
Total mboe/d (6 mcf = 1 boe)	**432**	**(4)**	450	**426**	**(7)**	460

1. Includes gas acquired for injection and subsequent resale of 17 mmcf/d and 16 mmcf/d in the second quarter and year-to-date periods of 2007, respectively.

Total oil and liquids production during the quarter averaged 219,307 bbls/d, 11% below the same period in 2007, while production from continuing operations for the quarter was 215,851 bbls/d, down 6% from the same period in 2007. Total natural gas production averaged 1,276 mmcf/d, 4% above the same period in 2007, while production from continuing operations increased 14% to 1,252 mmcf/d.

In North America, oil and liquids production from continuing operations was up 2% from 2007 due to successful drilling in Bigstone/Wild River, partially offset by natural declines. Natural gas production from continuing operations in North America increased by 101 mmcf/d mainly due to successful drilling in the Monkman, Alberta Foothills and Bigstone/Wild River areas, which increased production by 74 mmcf/d, as well as a prior year turnaround in Monkman (37 mmcf/d during the quarter), offset partially by natural declines.

In the UK, oil and liquids production from continuing operations decreased by 7% compared to 2007 due to planned and unplanned maintenance shutdowns, partially offset by an increase in production at Tweedsmuir following production facility modifications and from new field startups at Enoch, Duart North and Blane.

In Scandinavia, oil and liquids production from continuing operations increased by 9% to 29,709 bbls/d due to the start-up of the Blane field and good performance of development wells drilled at Gyda and Brage. These increases were partially offset by natural declines at Varg and Veslefrikk.

In Southeast Asia, oil and liquids production from continuing operations declined by 8,115 bbls/d. Oil and liquids production in Malaysia/Vietnam was 20,417 bbls/d, down 28% from 2007, mainly due to natural declines in the PM-305 and PM-3 Commercial Arrangement Area (CAA) fields and the recognition of historical production related to the Murai discovery in the second quarter of 2007. In Indonesia, oil and liquids production was higher by 9% compared to the same period in 2007, averaging 12,016 bbls/d in the quarter. Production in Australia averaged 3,414 bbls/d, a 25% decrease from the same period in 2007, mainly due to the impact of riser failures in the Corallina and Laminaria fields.

Natural gas production in Malaysia/Vietnam averaged 59 mmcf/d in the quarter, a decrease of 5 mmcf/d compared to the same period in 2007 due to natural declines. Indonesia gas production was 26% higher than last year, averaging 271 mmcf/d due to increased West Java natural gas sales and strong gas nominations.

Oil and liquids production from Other decreased by 5% to 20,014 bbls/d as a result of a decrease of 37% in Trinidad and Tobago production to 4,470 bbls/d. This was due to natural declines and a planned shutdown which occurred in the quarter, offset by an increase in North Africa production to15,544 bbls/d as a result of Greater MLN development drilling in 2007 and a prior year turnaround in the second quarter of 2007.

Volumes produced into/(sold out of) inventory

June 30,	Three months ended		Six months ended	
	2008	**2007**	**2008**	**2007**
(bbls/d)				
UK	**1,639**	5,452	**(3,813)**	(1,799)
Scandinavia	**(10,190)**	1,949	**(151)**	(963)
Southeast Asia	**(379)**	1,131	**4,051**	2,016
Other	**(15,348)**	(1,881)	**1,238**	4,199
Total	**(24,278)**	6,651	**1,325**	3,453

In the Company's international operations, produced oil is frequently stored in tanks until there is sufficient volume to be lifted. The Company recognizes revenue and the related expenses on crude oil production when liftings have occurred. Volumes presented in the above Daily Average Production, Before Royalties table represent production volumes in the period, which include oil volumes produced into inventory and exclude volumes sold out of inventory as summarized below. During the second quarter, total volumes moved out of inventory aggregated 2.2 mmbbls (2007 – 605,000 bbls into inventory) resulting in 3.3 mmbbls (2007 – 4.3 mmbbls) of inventory, before deduction of royalties, at the end of the quarter. During the six months ended June 30, 2008, total volumes produced into inventory aggregated 241,000 bbls (2007 – 625,000 bbls).

Company Netbacks [1,2]

June 30,	Three months ended		Six months ended	
	2008	2007	2008	2007
Oil and liquids ($/bbl)				
Sales price	124.66	73.32	110.16	69.36
Hedging gain (loss)	(0.72)	0.47	(0.60)	0.77
Royalties	21.04	10.98	18.36	10.81
Transportation	1.09	1.18	1.03	1.23
Operating costs	20.80	17.18	20.22	16.84
	81.01	44.45	69.95	41.25
Natural gas ($/mcf)				
Sales price	10.55	7.53	9.38	7.43
Hedging gain	-	0.09	-	0.14
Royalties	2.22	1.47	1.94	1.46
Transportation	0.33	0.25	0.28	0.25
Operating costs	1.17	0.99	1.09	1.01
	6.83	4.91	6.07	4.85
Total ($/boe) (6 mcf = 1 boe)				
Sales price	94.46	60.50	83.89	57.97
Hedging gain (loss)	(0.37)	0.51	(0.31)	0.80
Royalties	17.23	10.01	15.08	9.87
Transportation	1.52	1.32	1.33	1.36
Operating costs	14.01	12.07	13.55	11.88
	61.33	37.61	53.62	35.66

1. Netbacks do not include pipeline operations. Additional netback information by major product type and region is included elsewhere in this MD&A.
2. Includes impact of discontinued operations.

During the second quarter, the Company's average netback was $61.33/boe, 63% higher than in 2007. Talisman's realized price of $94.46/boe was 56% higher than 2007, principally due to higher international oil, liquids and gas prices. For the six months ended June 30, 2008, the Company's average netback was $53.62/boe, 50% higher than in 2007.

Prices and Exchange Rates [1]

June 30,	Three months ended			Six months ended		
		2008 vs 2007			2008 vs 2007	
	2008	(%)	2007	2008	(%)	2007
Oil and liquids ($/bbl)						
North America	105.27	86	56.67	93.07	69	55.07
UK	123.25	65	74.89	110.78	58	69.93
Scandinavia	129.08	67	77.11	113.98	61	70.71
Southeast Asia	136.86	68	81.42	117.91	49	79.14
Other	141.12	80	78.45	120.90	64	73.94
	124.66	70	73.32	110.16	59	69.36
Natural gas ($/mcf)						
North America	10.25	34	7.65	9.08	19	7.65
UK	9.76	51	6.47	9.16	27	7.19
Scandinavia	6.77	47	4.59	6.28	39	4.51
Southeast Asia	11.67	54	7.58	10.41	50	6.95
	10.55	40	7.53	9.38	26	7.43
Total $/boe (6 mcf = 1 boe)	94.46	56	60.50	83.89	45	57.97
Benchmark prices and foreign exchange rates						
WTI (US$/bbl)	123.98	91	65.03	110.94	80	61.60
Dated Brent (US$/bbl)	121.38	77	68.76	109.14	73	63.26
Tapis (US$/bbl)	125.73	68	75.02	113.02	63	69.13
NYMEX (US$/mmbtu)	10.80	43	7.56	9.45	30	7.26
AECO (C$/gj)	9.68	38	6.99	8.59	22	7.03
US/Canadian dollar exchange rate	0.99	9	0.91	0.99	13	0.88
Canadian dollar/pound sterling exchange rate	1.99	(9)	2.18	1.99	(11)	2.24

1. Includes impact of discontinued operations.

Talisman's second quarter realized commodity price increased by $33.96/boe from the same period in 2007 to an average of $94.46/boe. Realized oil and liquids prices increased by 70%, while realized natural gas prices increased by 40%. These trends followed world oil and gas price indices. Realized prices for oil and liquids did not increase at the same rate as US$ based index prices due principally to the strengthening of the C$ relative to the US$ since the same period in 2007.

Risk Management

Talisman is exposed to fluctuations in foreign exchange rates, interest rates and commodity prices as described in the Risk Factors section of the 2007 Annual MD&A. The Company manages its exposure to these risks in part through the use of derivative financial instruments and commodity sales contracts. From time to time, on capital projects and acquisitions, the Company may mitigate its exposure to financial risks through the use of financial instruments and physical contracts.

The Company may choose to designate derivative instruments as hedges for accounting purposes. To date, the Company has elected not to designate any commodity price derivative contracts entered into since January 1, 2007 as hedges and, consequently, these derivatives are classified as held-for-trading financial instruments and are measured at fair value with changes in fair value recognized in net income immediately as gains or losses on held-for-trading financial instruments, which increase the volatility of net income.

In 2007, the Company entered into natural gas swaps to lock-in economic gas prices for the Rev development in Norway. In the first quarter of 2008, the Company entered into 32,500 bbls/d of fixed price WTI and Dated Brent crude oil contracts locking in an average price of about US$100 per barrel for the period April to December 2008, and 95 mmcf/d of AECO natural gas collars with a floor and ceiling price of C$7.51/mcf and C$8.42/mcf, respectively for the period April to October 2008. In the second quarter, the Company purchased put options to protect against a decline in WTI and Dated Brent crude oil prices below US$90.50 per barrel on 85,000 bbls/d in the second half of 2008 and below US$90 per barrel on 115,000 bbls/d in the first quarter of 2009. Additionally, the Company entered into 530 mmcf/d of NYMEX natural gas collars with a floor and ceiling price of US$9.25/mcf and US$18.57/mcf, respectively for the period July to December 2008. All risk management contracts are entered into by the Company for its own account and no subsidiary company is a party to such contracts. A summary of the contracts outstanding is included in note 10 to the June 30, 2008 unaudited Interim Consolidated Financial Statements.

As of July 1, fixed price oil and natural gas swaps, natural gas collars and oil put options were in place for approximately 10%, 20% and 20%, respectively of the Company's remaining 2008 estimated production.

During the second quarter 2008, Talisman recorded a realized after tax loss on held-for-trading commodity derivatives of $52 million (2007 - nil). The Company also recorded an unrealized after tax loss of $344 million (2007 - $16 million gain), which represents the change in fair value of held for trading commodity price derivatives. The losses were principally related to the crude oil price swaps that were entered into in the first quarter of this year and the 2007 Rev natural gas price swaps.

Dated Brent commodity price derivative contracts inherited through the acquisition of Paladin Resources plc in 2005 are designated as hedges for accounting purposes. Accordingly, the effective portion of changes in fair value is recognized in other comprehensive income, net of tax, with the ineffective portion being recognized immediately in net income. Gains and losses are recovered from other comprehensive income and recognized in net income in the same period as the hedged item is realized. For the quarter ended June 30, 2008, Talisman recorded net hedging losses on such commodity-based derivative financial instruments of $14 million ($0.72/bbl). This compares to gains of $21 million associated with gains on natural gas hedges of $0.09/mcf and gains on oil and liquids hedges of $0.47/bbl during the same period in 2007.

In addition, the Company has a fixed-to-floating interest rate swap and a cross currency interest rate swap. The fixed-to-floating interest rate swap is designated as a fair value hedge of a portion of the Company's long-term debt. The hedged portion of the long-term debt and hedging item are re-measured at fair value each reporting period and the respective changes in fair value of the derivative and the hedged portion of the long-term debt offset each other and are expected to continue to have no net impact on net income in future periods. The cross currency interest rate swap is designated as a cash flow hedge of 4.44% C$350 million medium term notes due 2011. As a result, the Company is effectively paying interest semi-annually in US$ at a rate of 5.05% on US$304 million.

Royalties[1]

	Three months ended			
	2008		2007	
June 30,	**%**	**$ millions**	%	$ millions
North America	**18**	**227**	18	132
UK	**-**	**1**	-	(1)
Southeast Asia	**41**	**320**	39	196
Other	**48**	**184**	33	53
Corporate Average	**19**	**732**	17	380

	Six months ended			
	2008		2007	
June 30,	**%**	**$ millions**	%	$ millions
North America	**18**	**394**	18	277
UK	**-**	**5**	-	(1)
Southeast Asia	**41**	**523**	38	370
Other	**45**	**187**	33	74
Corporate Average	**18**	**1,109**	16	720

1. Includes impact of royalties related to sales volumes.

The corporate royalty expense from continuing operations for the second quarter was $732 million (19%), up $352 million from $380 million (17%) in 2007. The increase in the Southeast Asia royalty rate was driven by increasing commodity prices. The increase in Other was the result of increased sales in North Africa that have a higher government take at increased commodity prices.

North American royalties presented above are based on the existing royalty regime. Pursuant to the proposed new royalty framework in Alberta, Talisman expects an increase in royalties paid to the Alberta government in 2009, the amount of which is dependent on commodity prices.

Unit Operating Expenses[1]

	Three months ended			Six months ended		
	2008	**2008 vs 2007**	2007	**2008**	**2008 vs 2007**	2007
June 30,	**$/boe**	**(%)**	$/boe	**$/boe**	**(%)**	$/boe
North America	**9.65**	**27**	7.62	**8.87**	**17**	7.56
UK	**29.19**	**29**	22.70	**29.10**	**28**	22.79
Scandinavia	**19.81**	**(14)**	23.01	**21.04**	**(7)**	22.60
Southeast Asia	**6.43**	**22**	5.27	**5.80**	**22**	4.75
Other	**5.57**	**19**	4.68	**5.89**	**26**	4.66
	14.01	**16**	12.07	**13.55**	**14**	11.88

1. Includes impact of total production volumes and expenses.

Total Operating Expenses[1]

	Three months ended		Six months ended	
June 30,	**2008**	2007	**2008**	2007
($ millions)				
North America	**165**	120	**298**	244
UK	**229**	193	**447**	434
Scandinavia	**80**	61	**136**	135
Southeast Asia	**56**	42	**89**	78
Other	**19**	8	**21**	13
	549	424	**991**	904

1. Includes operating expenses related to sales volumes.

During the second quarter, total operating expenses from continuing operations increased by 29% to $549 million.

In North America, operating costs were higher than the prior year due primarily to increases in processing costs, municipal and property taxes, power and chemical costs.

In the UK, operating costs increased primarily due to higher maintenance costs and higher fuel gas costs. The unit operating expense increase was principally the result of decreased production rates arising from planned and unplanned maintenance shutdowns combined with higher maintenance costs.

In Scandinavia, the increase in operating costs was largely the result of increased liftings. The decrease in unit operating expenses relates to higher production rates, fewer well workovers and lower maintenance costs compared to the same quarter in 2007.

In Southeast Asia, operating costs and unit costs increased due to higher expenditures relating to the Corallina riser failure in Australia and the timing of liftings.

In Other, operating costs in Trinidad increased due to higher turnaround costs and in Algeria due to increased liftings. The increased Trinidad costs and decreased production resulted in increased unit costs.

Unit Depreciation, Depletion and Amortization (DD&A) Expense[1]

	Three months ended			Six months ended		
	2008	2008 vs 2007	2007	2008	2008 vs 2007	2007
June 30,	$/boe	(%)	$/boe	$/boe	(%)	$/boe
North America	16.81	(3)	17.25	16.70	-	16.74
UK	19.66	18	16.71	18.03	11	16.18
Scandinavia	29.67	23	24.12	29.02	22	23.85
Southeast Asia	7.61	4	7.33	6.95	(11)	7.80
Other	6.94	(9)	7.62	7.94	(7)	8.52
	16.00	8	14.85	15.58	5	14.86

1.   Includes impact of DD&A expense related to sales volumes.

Total DD&A Expense[1]

	Three months ended		Six months ended	
June 30, ($ millions)	2008	2007	2008	2007
North America	282	261	547	522
UK	169	149	315	304
Scandinavia	117	61	183	136
Southeast Asia	63	60	111	128
Other	22	16	29	26
	653	547	1,185	1,116

1.   Includes DD&A expense related to sales volumes.

Total DD&A expense from continuing operations was $653 million, up 19% from the same period in 2007. The increase in DD&A expense is principally related to increased production, increased capital expenditure and the timing of liftings.

The DD&A expense in North America increased due to increased production, while the unit cost per boe decreased as a result of a change in the production mix.

The increases in the UK and Scandinavia DD&A expense were the result of the timing of liftings, while the increases in the unit cost per boe were due principally to additions to the depletable base.

The reduction in the Southeast Asia unit DD&A expense was principally the result of an increased proportion of lower cost Indonesian production in the second quarter of 2008.

Corporate and Other

June 30,	Three months ended		Six months ended	
	2008	2007	**2008**	2007
($ millions)				
General and administrative	**75**	53	**139**	113
Dry hole expense	**70**	113	**140**	213
Stock-based compensation	**270**	43	**260**	85
Other expense	**(11)**	(8)	**(24)**	(22)
Interest costs capitalized	**16**	23	**30**	51
Interest expense	**35**	52	**79**	97
Loss (gain) on held-for-trading financial instruments	**530**	(63)	**598**	(26)
Other revenue	**(41)**	(44)	**(76)**	(74)

General and administrative costs increased as a result of an increase in pension expenses and corporate consulting services.

Dry hole expense for the second quarter of 2008 was down $43 million compared to the same period in 2007 and includes $46 million in North America, $5 million in the UK, $18 million in Scandinavia and $1 million in Southeast Asia.

Stock-based compensation expense relates to the change in value of the Company's outstanding stock options and cash units for the period. The Company's stock-based compensation expense is based on the difference between the Company's share price and the exercise price of its stock options or cash units. During the second quarter of 2008, the Company recorded a stock-based compensation expense of $270 million relating to its stock option and cash unit plans. The Company paid cash of $190 million to employees in settlement of fully accrued stock-based compensation liabilities for options and cash units exercised in the period. Since the introduction of the cash feature, approximately 97% of options exercised have been exercised for cash, with only 3% exercised for shares, resulting in reduced dilution of shares.

Capitalized interest costs are associated with the Yme and Rev development projects in Scandinavia and the Northern Fields development in Malaysia. Upon commencement of production, interest is no longer capitalized. Capitalized interest decreased from the prior year as the Tweedsmuir, Blane and Wood development projects in the UK were commissioned in 2007 and the average cost of borrowing decreased.

Interest expense decreased in the period due to lower debt levels and lower average cost of borrowing in the second quarter of 2008.

The loss (gain) on held-for-trading financial instruments comprises the realized and unrealized amounts discussed in the 'Risk Management' section of this MD&A. The 2007 gain also included a $33 million post tax amount in relation to the sale of Canadian Oil Sands units.

Other revenue of $41 million includes $32 million of pipeline and processing revenue.

Taxes

Effective Income Tax Rate

June 30,	Three months ended 2008	2007	Six months ended 2008	2007
($ millions)				
Income from continuing operations before taxes	**810**	647	**1,629**	1,084
Less PRT				
Current	**4**	76	**55**	148
Deferred	**73**	(2)	**69**	(6)
Total PRT	**77**	74	**124**	142
	733	573	**1,505**	942
Income tax expense				
Current income tax	**538**	109	**804**	279
Future income tax	**(110)**	166	**(63)**	160
Total income tax expense	**428**	275	**741**	439
Effective income tax rate	**58%**	48%	**49%**	47%

The 56% increase in total income tax expense is primarily the result of increased revenues from higher commodity prices.

The effective tax rate is expressed as a percentage of pre-tax income adjusted for PRT, which is deductible in determining taxable income. The effective tax rate in the quarter increased by 10% to 58% relative to the same period in 2007 due to a change in the mix of income between jurisdictions. North America, which has a lower tax rate, generated a pre-tax loss in the quarter due to stock based compensation expenses and losses on held-for-trading financial instruments, resulting in a future income tax recovery, while the pre-tax income in other higher tax rate jurisdictions increased.

Capital Expenditures and Dispositions[1]

June 30,	Three months ended 2008	2008 vs 2007 (%)	2007	Six months ended 2008	2008 vs 2007 (%)	2007
($ millions)						
North America	**371**	**47**	253	**792**	**(8)**	864
UK	**220**	**(12)**	364	**400**	**(44)**	710
Scandinavia	**217**	**87**	116	**400**	**69**	236
Southeast Asia	**198**	**45**	137	**369**	**49**	248
Other	**31**	**(35)**	48	**63**	**(43)**	110
Corporate, IS and Administrative	**19**	**850**	2	**28**	**100**	14
	1,056	**15**	920	**2,052**	**(6)**	2,182
Acquisitions	**278**		-	**389**		4
Dispositions	**-**		(16)	**-**		(16)
Discontinued Operations						
Proceeds on disposition[2]	**(342)**		(517)	**(342)**		(988)
Capital expenditures	**16**		27	**42**		73
Total	**1,008**	**143**	414	**2,141**	**71**	1,255

1.   Capital expenditures excludes corporate acquisitions.
2.   2007 proceeds on disposition includes $472 million related to the sale of the Company's interest in Syncrude, comprised $229 million in cash and $243 million in Canadian Oil Sands Trust units.

North America capital expenditures during the quarter totalled $371 million, with exploration costs of $222 million and development costs of $149 million (including plant and equipment). These expenditures included the drilling of 25 gas wells and 24 oil wells.

UK capital expenditures during the quarter were comprised of $28 million on exploration and $192 million on development, which included development drilling in the Claymore, Ross and Blane fields, as well as the development of the Auk North, Burghley and Tweedsmuir fields. The decrease in capital expenditures was largely the result of decreased development activity as a number of projects were commissioned in 2007.

In Scandinavia, the Company spent $53 million on exploration and $164 million on development, including development drilling in the Gyda, Brage, Blane and Veslefrikk fields as well as the ongoing Rev and Yme field developments. Increased spending on Rev and Yme resulted in increased capital expenditures relative to the same period in 2007.

In Southeast Asia, capital expenditures of $198 million included $92 million on exploration, principally on two exploration wells in Block 15-2/01 in Vietnam and the Kitan discovery well in Australia, and $106 million on development, which includes development of the Northern fields in Malaysia and Song Doc in Block 46/02 in Vietnam.

The decrease in Other capital expenditures is principally the result of a reduced level of drilling activity in Trinidad and Tobago.

In line with Talisman's new strategic focus on North American unconventional plays, during the second quarter of 2008, the Company entered into an agreement which augments its technical expertise and provides the opportunity to earn up to a one third working interest in shale properties in West Texas, Arkansas and Louisiana for a financial commitment up to US$125 million over a period of 12 to 18 months. As of June 30, 2008, US$35 million had been spent principally related to drilling costs.

To optimize the Company's global exploration portfolio, during the second quarter of 2008 a subsidiary of Talisman acquired a 40% working interest in Block K44 in Kurdistan, in exchange for which, and in keeping with its corporate responsibility policies and practices, the subsidiary will pay US$200 million in capacity building support payments to the Kurdistan Regional Government (KRG), plus past costs of US$51 million and a 3 well commitment. Another subsidiary of Talisman entered into a seismic services agreement with the KRG related to Block K39 for a period of two years, following which the subsidiary of Talisman will have the option to enter into a production sharing contract as operator of the block with a 60% working interest. In consideration for entering into the seismic services agreement, the subsidiary will pay $20 million in capacity building support payments to the KRG.

In May, on announcing its new corporate strategy, Talisman increased capital spending for 2008 by $500 million to a total of $4.9 billion, with the increment directed to unconventional gas programs in North America. As a result of a very promising start to the Company's North American unconventional strategy, Talisman is further increasing its capital spending plans. Total Company spending for 2008 is now expected to be approximately $5.5 billion with the final amount dependent on continuing the success the Company has had in accelerating the unconventional programs. Of the total, $2.5 billion has been allocated to North America, of which $1.5 billion will be spent on unconventional programs. The Company expects to fund the 2008 capital program from cash flow.

Dispositions

In accordance with Canadian generally accepted accounting principles, Talisman is required to report separately the results of continuing and discontinued operations. Discontinued operations include the results from assets the Company expects to sell and the results, to the transaction closing date, of assets that have been sold. Comparative results have been restated to reflect the impact of operations that have become discontinued since June 30, 2007. See note 2 to the unaudited Interim Consolidated Financial Statements. Production from discontinued operations comprises production from asset sales expected to close during 2008.

In line with the new strategic framework to exit non strategic areas, in 2008, Talisman sold gas producing assets in Western Canada for proceeds of $247 million, resulting in a gain of $119 million, net of tax of $40 million, and sold assets in Denmark for proceeds of $95 million, resulting in an after-tax write down of these assets of $46 million.

In 2007, Talisman entered into an agreement to sell assets in the UK, resulting in an after-tax write down of these assets of $32 million to their net realizable value. A further after-tax write-down of $10 million has been recorded in 2008. The sale is expected to close later in 2008, with an effective date of January 1, 2008.

Long-Term Debt and Liquidity

At June 30, Talisman's long-term debt was $3.6 billion, down from $4.9 billion ($4.3 billion net of cash) at December 31, 2007. During the six months ended June 30, 2008, the Company generated $2.9 billion of cash provided by operating activities, received proceeds of $300 million from discontinued operations, net of capital expenditures and spent $2.4 billion on exploration, development and strategic initiatives.

At June 30, the Company had $0.6 billion drawn against its available $2.7 billion of bank lines of credit.

On April 9, the Company filed as part of a registration statement a debt shelf prospectus in the US under the Multi-Jurisdictional Disclosure System pursuant to which it may issue up to US$2 billion of debt securities in the US public debt market. The Company simultaneously filed a medium term note shelf prospectus in Canada pursuant to which it may issue up to $1 billion of medium term note securities in the Canadian public debt market.

At June 30, the Company had current assets of $2.0 billion and current liabilities of $3.7 billion, including assets and liabilities related to discontinued operations. Working capital movements are difficult to predict, but management anticipates that accounts receivable will rise later in the year, due primarily to increased production in the North Sea and Southeast Asia.

At June 30, long term debt-to-long term debt plus shareholders' equity was 29%. For the 12 months ended June 30, 2008, the long term debt-to-annualized cash provided by operating activities ratio was 0.75:1.

At June 30 and July 25, there were 1,018,707,330 common shares outstanding.

At June 30, there were 65,336,632 stock options and 9,926,342 cash units outstanding. Subsequent to June 30, 254,260 stock options were granted, 85,390 were exercised for cash, and 108,430 were cancelled, with 65,397,072 outstanding at July 25. Subsequent to June 30, 5,650 cash units were exercised with 9,920,692 outstanding at July 25.

Talisman's investment grade senior unsecured long-term debt credit ratings from DBRS Limited ("DBRS"), Moody's Investor Service, Inc. ("Moody's") and Standard & Poor's ("S&P") are BBB (high),

Baa2 (negative outlook) and BBB respectively. S&P has assigned a corporate credit rating of BBB. During the second quarter Moody's changed its long-term debt credit rating outlook from stable to negative, and S&P downgraded its long-term debt and the corporate credit ratings from BBB+ to BBB.

Talisman continually monitors its portfolio of assets and investigates business opportunities in the oil and gas sector. The Company may make acquisitions, investments or dispositions, some of which may be material. In connection with any acquisition or investment, Talisman may incur debt or issue equity.

Sensitivities

Talisman's financial performance is affected by factors such as changes in production volumes, commodity prices and exchange rates. The estimated annualized impact of these factors on the Company's financial performance for 2008 is summarized in the following table, based on an approximate WTI oil price of US$115/bbl, a NYMEX natural gas price of US$11/mmbtu and exchange rates of US$1=C$1 and UK£1=C$2.

($ millions)	Net Income	Cash Provided by Operating Activities
Volume changes		
Oil - 1,000 bbls/d	15	20
Natural gas - 10 mmcf/d	15	25
Price changes[1]		
Oil – US$1.00/bbl	30	30
Natural gas (North America)[2] – C$0.10/mcf	15	20
Exchange rate changes		
US$/C$ decreased by US$0.01	40	60
C$/UK£ increased by C$0.02	(5)	-

1. The impact of fixed price swaps and collars outstanding as of July 1 have been included.
2. Price sensitivity on natural gas relates to North American natural gas only. The Company's exposure to changes in the natural gas prices in the UK, Scandinavia and Malaysia/Vietnam is not material. Most of the natural gas price in Indonesia is based on the price of crude oil and accordingly has been included in the price sensitivity for oil except for a small portion, which is sold at a fixed price.

Summary of Quarterly Results ($ millions unless otherwise stated)

The following is a summary of quarterly results of the Company for the eight most recently completed quarters.

	Three months ended							
	2008		2007[1]				2006[1]	
	June 30	Mar. 31	Dec. 31	Sept. 30	June 30	Mar. 31	Dec. 31	Sept. 30
Gross sales	**3,861**	2,468	2,462	2,286	2,234	2,146	2,080	2,094
Total revenue	**3,156**	2,116	2,056	1,941	1,919	1,882	1,804	1,789
Net income from continuing operations	**305**	459	303	223	298	205	322	389
Net income	**426**	466	656	352	550	520	598	525
Per common share ($)								
Net income from continuing operations	**0.30**	0.45	0.30	0.22	0.29	0.19	0.30	0.36
Diluted net income from continuing operations	**0.29**	0.44	0.29	0.21	0.28	0.18	0.29	0.35
Net income	**0.42**	0.46	0.64	0.35	0.53	0.49	0.56	0.48
Diluted net income	**0.41**	0.45	0.63	0.34	0.52	0.48	0.54	0.47

1. Prior periods have been restated to reflect the impact of discontinued operations. See note 2 to the unaudited Interim Consolidated Financial Statements.

During the second quarter of 2008, gross sales increased by $1.6 billion over the same period in 2007 due to increasing oil, liquids and gas prices, partially offset by the decreased production from continuing operations and the strengthening of the C$. Net income from continuing operations increased by $7 million due principally to increased revenue, offset by increased stock-based compensation expense and losses on held-for-trading financial instruments.

New Accounting Standards

Effective January 1, 2008, Talisman adopted the new Canadian Institute of Chartered Accountants (CICA) recommendations relating to Financial Instruments – Disclosure (section 3862) and Financial Instruments – Presentation (section 3863). The new disclosure required by section 3862 concerning the nature and extent of the risks associated with financial instruments, and how those risks are managed, is presented in note 10 to the unaudited Interim Consolidated Financial Statements. As permitted, comparative information for the disclosure required by section 3862 has not been provided. The adoption of section 3863 had no impact upon Talisman's presentation.

Effective January 1, 2008, Talisman adopted retrospectively the new CICA recommendations relating to Inventories (section 3031). The new standard provides additional guidance concerning measurement, classification and disclosure and allows the reversal of write-downs to net realizable value when there is a change in the circumstances giving rise to the impairment. On adopting these recommendations, the Company reclassified inventory that is expected to be capitalized when consumed from other assets to property, plant and equipment, with comparative balances reclassified accordingly. The impact on the Consolidated Balance Sheet at December 31, 2007 was an increase of $216 million to property, plant and equipment and a decrease of $216 million in other assets.

In February 2008, the CICA issued recommendations relating to the recognition, measurement and disclosure of goodwill and intangible assets (section 3064) which will be effective for Talisman's 2009 reporting. Talisman is currently assessing the impact of implementing these recommendations.

International Financial Reporting Standards (IFRS)

The Accounting Standards Board has confirmed that public companies will be required to report under IFRS effective January 1, 2011. Talisman is currently assessing the impact of adopting IFRS, including an examination of recognition, measurement and disclosure differences.

Internal Control over Financial Reporting

There were no changes in Talisman's internal control over financial reporting during the second quarter of 2008 that materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Litigation

On September 12, 2006, the United States District Court for the Southern District of New York (the Court) granted Talisman's Motion for Summary Judgment, dismissing the lawsuit brought against Talisman by the Presbyterian Church of Sudan and others, under the Alien Tort Claims Act. The lawsuit alleged that the Company conspired with, or aided and abetted, the Government of Sudan to commit violations of international law in connection with the Company's now disposed of interest in oil operations in Sudan. The plaintiffs have twice attempted to certify the lawsuit as a class action. In June 2005 and in September 2005, the Court rejected the plaintiffs' effort to certify two different classes (or groups) of plaintiffs. The plaintiffs have appealed to the Second Circuit Court of Appeals, the Court's decision granting Talisman's Motion for Summary Judgment, its denial of class certification and its refusal to consider the plaintiffs' proposed third amended complaint. Talisman believes the lawsuit is entirely without merit and will continue to vigorously defend itself. Talisman does not expect the lawsuit to have a material adverse effect on it.

Forward-Looking Information

This interim MD&A contains information that constitutes "forward-looking information" or "forward-looking statements" (collectively "forward-looking information") within the meaning of applicable securities legislation. This forward-looking information includes, among others, statements regarding:

- business strategy and plans;
- estimated movements in working capital;
- expected impact of proposed royalty changes;
- expected timing of dispositions;
- expected method of funding the capital program;
- expected impact of accounting pronouncements;
- the merits or anticipated outcome or timing of pending litigation; and
- other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance.

Often, but not always, forward-looking information uses words or phrases such as: "expects", "does not expect" or "is expected", "anticipates" or "does not anticipate", "plans" or "planned", "estimates" or "estimated", "projects" or "projected", "forecasts" or "forecasted", "believes", "intends", "likely", "possible", "probable", "scheduled", "positioned", "goal", "objective" or states that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.

Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking information contained in this interim MD&A. Information regarding oil and gas reserves, business plans for drilling, exploration, development, and appraisal assumes that the extraction of crude oil, natural gas and natural gas liquids remains economic. See the section entitled "Sensitivities" for the pricing assumptions used in preparing this interim MD&A.

Undue reliance should not be placed on forward-looking information. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks which could cause actual results to vary and in some instances to differ materially from those anticipated by Talisman and described in the forward-looking information contained in this interim MD&A. The material risk factors include, but are not limited to:

- the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas, market demand and unpredictable facilities outages;
- risks and uncertainties involving geology of oil and gas deposits;
- the uncertainty of reserves and resources estimates, reserves life and underlying reservoir-risk;

- the uncertainty of estimates and projections relating to production, costs and expenses;
- potential delays or changes in plans with respect to exploration or development projects or capital expenditures;
- the risk that adequate pipeline capacity to transport gas to market may not be available;
- fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;
- the outcome and effects of any future acquisitions and dispositions;
- the ability of the Company to integrate any assets it may acquire or the performance of those assets;
- health, safety and environmental risks;
- uncertainties as to the availability and cost of financing and changes in capital markets;
- uncertainties related to the litigation process, such as a possible discovery of new evidence or acceptance of novel legal theories and difficulties in predicting the decisions or judges and juries;
- risks in conducting foreign operations (for example, political and fiscal instability or the possibility of civil unrest or military action);
- competitive actions of other companies, including increased competition from other oil and gas companies;
- changes in general economic and business conditions;
- the effect of acts of, or actions against, international terrorism;
- the possibility that government policies or laws may change or governmental approvals delayed or withheld;
- results of the Company's risk mitigation strategies, including insurance and any hedging activities; and
- the Company's ability to implement its business strategy.

The foregoing list of risk factors is not exhaustive. Additional information on these and other factors which could affect the Company's operations or financial results are included in the Company's most recent Annual Information Form and Annual Financial Report. In addition, information is available in the Company's other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.

Forward-looking information is based on the estimates and opinions of the Company's management at the time the information is presented. The Company assumes no obligation to update forward-looking information should circumstances or management's estimates or opinions change, except as required by law.

Advisory – Oil and Gas Information

Talisman makes reference to production volumes throughout this interim MD&A. Where not otherwise indicated, such production volumes are stated on a gross basis, which means they are stated prior to the deduction of royalties and similar payments. In the US, net production volumes are reported after the deduction of these amounts.

Use of 'boe'

Throughout this interim MD&A, the calculation of barrels of oil equivalent (boe) is at a conversion rate of six thousand cubic feet (mcf) of natural gas for one barrel of oil and is based on an energy equivalence conversion method. Boe may be misleading, particularly if used in isolation. A boe conversion ratio of 6mcf:1bbl is based on an energy equivalence conversion method primarily applicable at the burner tip and does not represent a value equivalence at the wellhead.

Additional information related to the Company, including its Annual Information Form, can be found on SEDAR at www.sedar.com.